SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the 1-3 July 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
(Translation of registrant’s name into English)	ABN 96 004 458 404 (Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4

EXHIBITS

99.1	1 July 2009	Rights Issue Result of Rio Tinto plc Rights Issue

99.2	2 July 2009	Rights Issue Sale of Rio Tinto Rights plc Issue Rump Placement

99.3	3 July 2009	Rights Issue Result of Rio Tinto Limited Rights Issue

99.4	3 July 2009	Rights Issue Result of Rio Tinto Limited Rights Issue Shortfall Placement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name Ben Mathews		Name Ben Mathews
Title Secretary		Title Assistant Secretary

Date 6 July 2009		6 July 2009